UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hubbell Incorporated
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(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
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(Title of Class of Securities)

443510102
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(CUSIP Number)

Richard W. Davies 584 Derby Milford Road Orange, CT 06477-4024 (203) 799-4230

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 30, 2005
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on the following pages)

(Page 1of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510102

1	NAME OF REPORTING PERSON Richard W. Davies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,394
	8	SHARED VOTING POWER 4,080,574
	9	SOLE DISPOSITIVE POWER 24,394
	10	SHARED DISPOSITIVE POWER 4,080,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,104,968
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.57%
14	TYPE OF REPORTING PERSON IN

(Page 2 of 8 Pages)

CUSIP No. 443510102

1	NAME OF REPORTING PERSON Andrew McNally IV
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,974,270
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,974,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,974,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.15%
14	TYPE OF REPORTING PERSON IN

(Page 3 of 8 Pages)

CUSIP No. 443510102

1	NAME OF REPORTING PERSON G. Jackson Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,222
	8	SHARED VOTING POWER 3,974,270
	9	SOLE DISPOSITIVE POWER 83,222
	10	SHARED DISPOSITIVE POWER 3,974,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,057,492
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.05%
14	TYPE OF REPORTING PERSON IN

(Page 4 of 8 Pages)

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 is being filed to update disclosures previously made pursuant to Item 5 of this Schedule 13D and to add Andrew McNally IV and G. Jackson Ratcliffe as additional filers.

Item 5.  Interest in Securities of the Issuer

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. Davies, as of November 30, 2005, is 4,104,968, which is comprised of (i) 2,367,629 shares (the “Roche Trust Shares”) held as co-trustee with Andrew McNally IV and G. Jackson Ratcliffe under a Trust Indenture dated September 2, 1957 made by Louie E. Roche (the “Roche Trust”) as to which the co-trustees have shared voting and investment power; (ii) 1,606,641 shares (the “Hubbell Trust Shares”) held as co-trustee with Andrew McNally IV and G. Jackson Ratcliffe under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the “Hubbell Trust”) as to which the co-trustees have shared voting and investment power; (iii) 106,304 shares held as co-trustee with Timothy H. Powers and Gregory F. Covino under The Harvey Hubbell Foundation as to which the co-trustees have shared voting and investment power; and (iv) 24,394 shares of which he is the record and beneficial owner. The aggregate Class A Common shares beneficially owned by Mr. Davies represent approximately 44.57% of the total outstanding shares of Class A Common Stock (based upon 9,210,133 Class A Common shares outstanding on October 28, 2005, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 4, 2005).

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. McNally, as of November 30, 2005, is 3,974,270, which is comprised of (i) the Roche Trust Shares and (ii) the Hubbell Trust Shares. The aggregate Class A Common shares beneficially owned by Mr. McNally represent approximately 43.15% of the total outstanding shares of Class A Common Stock (based upon 9,210,133 Class A Common shares outstanding on October 28, 2005, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 4, 2005).

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. Ratcliffe, as of November 30, 2005, is 4,057,492, which is comprised of (i) the Roche Trust Shares; (ii) the Hubbell Trust Shares; and (iii) 83,222 shares of which he is the record and beneficial owner. The aggregate Class A Common shares beneficially owned by Mr. Ratcliffe represent approximately 44.05% of the total outstanding shares of Class A Common Stock (based upon 9,210,133 Class A Common shares outstanding on October 28, 2005, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 4, 2005).

The total number of shares of Class B Common Stock beneficially owned by Mr. Davies, as of November 30, 2005 is 234,223, which is comprised of (i) 29,358 shares held as co-trustee with Timothy H. Powers and Gregory F. Covino under The Harvey Hubbell Foundation as to which the co-trustees have shared voting and investment power; (ii) 33,199 shares held as record and beneficial owner (including 2,620 shares held indirectly as custodian for his minor child under the Uniform Gift to Minors Act of Connecticut); and (iii) stock options exercisable within 60 days of November 30, 2005 under the Company's Stock Option Plan for Key Employees to purchase 171,666 Class B Common shares. The aggregate Class B Common shares beneficially owned by Mr. Davies represent approximately 0.46% of the total outstanding shares of Class B Common Stock (based upon 51,471,681 Class B Common shares outstanding on October 28, 2005, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 4, 2005).

(Page 5 of 8 Pages)

The total number of shares of Class B Common Stock beneficially owned by Mr. McNally, as of November 30, 2005 is 13,512, which is comprised of 13,512 shares held as record and beneficial owner. The aggregate Class B Common shares beneficially owned by Mr. McNally represent approximately 0.03% of the total outstanding shares of Class B Common Stock (based upon 51,471,681 Class B Common shares outstanding on October 28, 2005, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 4, 2005).

The total number of shares of Class B Common Stock beneficially owned by Mr. Ratcliffe, as of November 30, 2005 is 635,220, which is comprised of (i) 283,220 shares held as record and beneficial owner and (ii) stock options exercisable within 60 days of November 30, 2005 under the Company's Stock Option Plan for Key Employees to purchase 352,000 Class B Common shares. The aggregate Class B Common shares beneficially owned by Mr. Ratcliffe represent approximately 1.23% of the total outstanding shares of Class B Common Stock (based upon 51,471,681 Class B Common shares outstanding on October 28, 2005, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on November 4, 2005).

Since the filing of Amendment No. 1 to this Schedule 13D, the Roche Trust and the Hubbell Trust, through an independent financial institution, sold an aggregate of 381,510 shares of Class A Common Stock to the Company, in negotiated transactions at prices equal to the average of the high and low reported sales prices on the New York Stock Exchange on the date of sale, for the aggregate amount of $16,020,437 pursuant to the Planned Sales Agreement included as Exhibit 1 to Amendment No. 1 to this Schedule 13D (the “Planned Sales Agreement”). In addition, the Roche Trust and the Hubbell Trust, through an independent financial institution, sold an aggregate of 234,300 shares of Class A Common Stock in market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, for an aggregate amount of $10,420,672 pursuant to the Planned Sales Agreement since the filing of Amendment No. 1 to this Schedule 13D.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

(Page 6 of 8 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: November 30, 2005
By: /s/ Richard W. Davies
Richard W. Davies

By: /s/ Andrew McNally IV
Andrew McNally IV

By: /s/ G. Jackson Ratcliffe
G. Jackson Ratcliffe

(Page 7 of 8 Pages)

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

Dated: November 30, 2005

By: /s/ Richard W. Davies
Richard W. Davies

By: /s/ Andrew McNally IV
Andrew McNally IV

By: /s/ G. Jackson Ratcliffe
G. Jackson Ratcliffe

(Page 8 of 8 Pages)